SEC Mail Processing

MAR 02 2020

Washington, DC

SI

20008210

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N

(No. and Street)

Palm Harbor	FL	34684
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J Nobile 727-942-5210

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY BRADY
MY COMMISSION # GG 347578
EXPIRES: October 21, 2023
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2019

01/20/20
10:20 PM

Current Month Actual	%	Last Yr	%	Description	Year-To-Date Actual	%	Last Yr	%
				Revenue				
$16,833	0%	$19,445	0%	Commissions Other	$429,585	0%	$485,374	0%
16,833	0%	19,445	0%	Total Income	429,585	0%	485,374	0%
				Payroll & Related Expenses				
12,670	75%	12,623	65%	Salaries and Wages	163,685	38%	162,212	33%
2,806	17%	1,345	7%	Incentive	73,436	17%	79,607	16%
3,673	22%	3,438	18%	Payroll Taxes & Emp Benefits	48,940	11%	50,672	10%
19,149	114%	17,406	90%	Total Payroll & Related Expenses	286,061	67%	292,491	60%
				Expenses				
0	0%	0	0%	Advertising - Direct mail	462	0%	2,568	1%
0	0%	0	0%	Advertising - Display/Directory	0	0%	207	0%
39	0%	275	1%	Advertising - Newspapers	1,746	0%	425	0%
0	0%	0	0%	Bank Charges	278	0%	0	0%
120	1%	0	0%	Contract Services	120	0%	0	0%
0	0%	0	0%	Brochures & Collateral	0	0%	69	0%
401	2%	249	1%	Dues & Subscriptions	2,948	1%	2,794	1%
154	1%	0	0%	Equipment Rental	2,000	0%	1,538	0%
125	1%	125	1%	Licenses & Permits	1,718	0%	2,033	0%
92	1%	175	1%	Miscellaneous	1,221	0%	1,296	0%
57	0%	134	1%	Office Supplies	1,656	0%	1,871	0%
40	0%	392	2%	Postage & Courier	1,284	0%	1,652	0%
94	1%	23	0%	Printing & Stationery	3,517	1%	799	0%
1,780	11%	80	0%	Professional Fees	2,698	1%	936	0%
72	0%	70	0%	Public Relations	2,223	1%	2,166	0%
265	2%	199	1%	Telephone	1,102	0%	1,899	0%
0	0%	0	0%	Training & Education	25	0%	0	0%
0	0%	0	0%	Travel - Meals & Entertainment	37	0%	0	0%
118	1%	0	0%	Travel Expense	524	0%	367	0%
3,357	20%	1,722	9%	Total Expenses	23,559	5%	20,620	4%
				Fixed Expenses				
2,583	15%	2,583	13%	Rent	31,000	7%	31,000	6%
433	3%	368	2%	Insurance - Liability	4,549	1%	4,487	1%
860	5%	1,057	5%	Depreciation	860	0%	1,057	0%
3,876	23%	4,008	21%	Total Fixed Expenses	36,409	8%	36,544	8%
(9,549)	-57%	(3,691)	-19%	Income before Interest & Taxes	83,556	19%	135,719	28%

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2019

01/20/20
10:20 PM

Current Month				Description	Year-To-Date			
Actual	%	Last Yr	%		Actual	%	Last Yr	%
				Interest Capital & Other				
$0	0%	$0	0%	Interest Exp & Penalties	$97	0%	$0	0%
3,769	22%	0	0%	Income Tax	3,769	1%	0	0%
3,769	22%	0	0%	Total Interest Capital & Other	3,866	1%	0	0%
(13,318)	-79%	(3,691)	-19%	Net profit	79,690	19%	135,719	28%

Golf Host Securities, Inc.
Balance Sheet
December 31, 2019

01/20/20
10:23 PM

	12/31/19	12/31/18
Assets		
Cash Account	$150,619	$392,442
Accounts Receivable	0	0
Inventory	410	800
Prepaid Expenses	6,605	4,703
InterCompany	49,123	(21,212)
Deposits	0	0
Property Plant & Equipment	1,475	1,264
Deferred Expenses	518	463
Total Assets	208,750	378,460
Liabilities		
Accounts Payable	313	0
Accrued Liabilities	11,410	10,124
Other Current Liabilities	0	0
Notes Payable - Short term	0	0
Notes Payable - Long Term	0	0
Total Liabilities	11,722	10,124
Owner's Equity		
Owner's Contributions	(189,563)	60,437
Owner's Withdrawals		
Retained Earnings	307,899	172,179
Retained Earnings Current Year	78,691	135,719
Total Owner's Equity	197,028	368,336
Total Liabilities and Owner's Equity	208,750	378,460

Golf Host Securities, Inc.
Balance Sheet
December 31, 2019

01/20/20
10:23 PM

	12/31/19	12/31/18
Assets		
Cash Account:		
10100-000-0000 Cash - Disbursement Account (ZBA)	149,619	391,442
10125-000-0000 Cash - General Operating Account	1,000	1,000
Total Cash Account	150,619	392,442
Accounts Receivable:		
11030-000-0000 A/R - Accounts Receivable	0	0
Total Accounts Receivable	0	0
Inventory:		
13300-000-0000 Inv Supplies - Guest Supplies	410	800
Total Inventory	410	800
Prepaid Expenses:		
14050-000-0000 Prepaid - Advertising	977	0
14100-000-0000 Prepaid - Contracts	0	0
14150-000-0000 Prepaid - Insurance	3,034	2,577
14200-000-0000 Prepaid - Dues & Subs	2,235	1,768
14300-000-0000 Prepaid - Sales Tax	0	0
14350-000-0000 Prepaid - Other	359	358
Total Prepaid Expenses	6,605	4,703

Golf Host Securities, Inc.
Balance Sheet
December 31, 2019

01/20/20
10:23 PM

	12/31/19	12/31/18
InterCompany:		
15240-000-0000 Due To/From Sal Innis	(11,958)	(72,213)
15270-000-0000 Due To/From Sal Innis Condominium	602	602
15360-000-0000 Due To/From Sal Innis Securities	0	0
15361-000-0000 Due T/F InnisSec2	60,478	50,399
Total InterCompany	49,123	(21,212)
Property Plant & Equipment:		
17260-000-0000 FF&E - 3 Year	8,063	6,992
17760-000-0000 Accum Dep - FF&E - 3 Year	(6,588)	(5,728)
Total Property Plant & Equipment	1,475	1,264
Deferred Expenses:		
19110-000-0000 Deferred Charges	518	463
Total Deferred Expenses	518	463
Total Assets	208,750	378,460
Liabilities		
Accounts Payable:		
20000-000-0000 A/P - Accounts Payable Trade	313	0
20200-000-0000 A/P - Other	0	0

Golf Host Securities, Inc.
Balance Sheet
December 31, 2019

01/20/20
10:23 PM

	12/31/19	12/31/18
Accounts Payable (continued):		
20250-000-0000 A/P - Other	$0	$0
Total Accounts Payable	313	0
Accrued Liabilities:		
21100-000-0000 Accrued - Commissions	0	0
21125-000-0000 Accrued - Concessions	0	0
21450-000-0000 Accrued - Reversing Expenses	0	0
21550-000-0000 Accrued - Other	0	0
22200-000-0000 Accrued Pyrl - Payroll Taxes	0	0
22250-000-0000 Accrued Pyrl - Salary and Wages	0	0
22300-000-0000 Accrued Pyrl- Vacation	11,409	10,123
Total Accrued Liabilities	11,410	10,124
Notes Payable - Long Term:		
26270-000-0000 Deferred Captial Charges	0	0
Total Notes Payable - Long Term	0	0
Total Liabilities	11,722	10,124
Owner's Equity		
Owner's Contributions:		

Golf Host Securities, Inc.
Balance Sheet
December 31, 2019

01/20/20
10:23 PM

	12/31/19	12/31/18
Owner's Contributions (continued):		
30300-000-0000 Capital Contributions - Sal Farms LLC	$20,437	$20,437
30750-000-0000 Capital Contributions - Salamander Innis	(210,000)	40,000
Total Owner's Contributions	(189,563)	60,437
Owner's Withdrawals		
Retained Earnings:		
35150-000-0000 Retained Earnings	386,590	307,899
35160-000-0000 Retained Earnings Current Year	(78,691)	(135,719)
Total Retained Earnings	307,899	172,179
Retained Earnings Current Year:		
35160-000-0000 Retained Earnings Current Year	78,691	135,719
Total Retained Earnings Current Year	78,691	135,719
Total Owner's Equity	197,028	368,336
Total Liabilities and Owner's Equity	208,750	378,460

Salamander Innisbrook Securities
For the Twelve Months Ending December 31, 2019
Statement of Cash Flow

01/20/20
10:26 PM

	01/31/19	02/28/19	03/31/19	04/30/19	05/31/19	06/30/19	07/31/19	08/31/19	09/30/19	10/31/19	11/30/19	12/31/19	12/31/19
Cash Flows from Operating Activities:													
Net Income (Loss)	$37,605	$15,711	$14,091	$25,969	($12,474)	$16,587	$5,182	$9,931	($7,185)	$9,478	($22,887)	($13,319)	$78,691
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:													
Depreciation and Amortization	0	0	0	0	0	0	0	0	0	0	0	860	860
(Increase)/Decrease in Inventories	72	72	72	72	72	72	72	72	(407)	72	72	72	(410)
(Increase)/Decrease in Prepaid Expenses	446	638	638	830	(1,562)	(271)	(4,368)	638	638	(913)	427	960	(6,605)
(Increase)/Decrease in Other Assets	29,972	(78,874)	29,207	5,068	(18,492)	26,547	(37,609)	3,833	23,882	(42,387)	32,871	(44,354)	(49,123)
Increase/(Decrease) in Accounts Payable	0	194	(194)	608	(608)	143	(54)	27	9	1,564	(1,376)	0	313
Increase/(Decrease) in Accrued Expenses	309	593	(23,218)	23,332	13	1,304	(1,624)	806	(164)	0	(491)	425	11,410
Net Cash Provided by (Used in) Operating Activities	**68,405**	**(61,665)**	**20,597**	**55,879**	**(33,051)**	**44,383**	**(38,400)**	**15,307**	**16,773**	**(32,186)**	**8,616**	**(55,355)**	**35,136**
Cash Flows from Investing Activities:													
Additions to Property & Equipment	0	0	0	0	0	0	0	0	0	0	0	(1,071)	(8,063)
Net Cash Provided by (Used in) Investing Activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(1,071)**	**(8,063)**
Cash Flows from Financing Activities:													
Capital Contributions	0	0	0	0	0	0	0	(250,000)	0	0	0	0	(189,563)
Net Cash Provided by (Used in) Financing Activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(250,000)**	**0**	**0**	**0**	**0**	**(189,563)**
Increase/(Decrease) in Cash	**68,405**	**(61,665)**	**20,597**	**55,879**	**(33,051)**	**44,383**	**(38,400)**	**(234,693)**	**16,773**	**(32,186)**	**8,616**	**(56,426)**	**(162,490)**
Cash at Beginning of Period	**392,442**	**460,940**	**399,368**	**420,059**	**476,032**	**442,378**	**486,761**	**448,361**	**213,668**	**230,441**	**198,255**	**206,958**	**150,619**
Cash at End of Period	**460,940**	**399,368**	**420,059**	**476,032**	**442,378**	**486,761**	**448,361**	**213,668**	**230,441**	**198,255**	**206,958**	**150,619**	**150,619**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.